SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 8, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: Swedish Match set to begin odd-lot commission free offer for shareholders.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: September 8, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

PRESS RELEASE

8 September, 2006

Swedish Match set to begin odd-lot commission free offer for shareholders with less than 200 shares

In accordance with a resolution made at the Annual General Meeting of Swedish Match AB on April 20, 2006, holders of fewer than 200 Swedish Match shares as of September 4, 2006 will be entitled to sell their shares free of commission pursuant to this offer (the Offer). Terms, conditions and instructions for this offer will be sent to existing shareholders, and will also be available on the Company’s website, www.swedishmatch.com.

Offer in Brief:

•	Commission-free

•	Applies during the offer period September 13, 2006 – October 25, 2006 inclusive

•	Sale of the entire holding of 1 – 199 shares on one occasion

•	The price paid will correspond to the average price of all sales within the framework of this Offer

The principal purpose of the Offer is to reduce the financial and administrative burden on Swedish Match of having a large odd-lot shareholder base, by reducing the worldwide number of its shareholders holding less than a round lot of 200 shares. Shareholders holding less than a round lot would benefit from being able to dispose of their holding of shares through the Offer without incurring transaction costs which would be significant in relation to the price of the shares sold. If, as a result of the Offer, Swedish Match will have fewer than 300 shareholders in the United States, Swedish Match intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. Swedish Match no longer trades on Nasdaq, with the last day of trading on Nasdaq being October 15, 2004.

During the offer period, Swedish Match will not be engaged in share buyback activities under its long-term ongoing share buyback program. Resumption of the share buyback program will occur no sooner than October 26, 2006.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,153 MSEK for the twelve month period ending June 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com